Exhibit 99.7

NEC Australia Signs Partnership with NICE inContact

Industry-leading cloud customer experience platform CXone now available to NEC Australia customers

Salt Lake City, February 19, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that it has partnered with NEC Australia to deliver NICE inContact CXone, the company’s cloud customer experience platform, throughout Australia. The partnership is set to bring an enhanced level of customer service to the Australian market.

NICE inContact CXone – the world’s #1 cloud customer experience platform, powers organizations to provide an exceptional customer experience by acting smarter and responding faster to the ever-changing customer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence – all on an Open Cloud Foundation.

The complete cloud, omnichannel platform will provide NEC Australia customers an easily deployed solution, with no on-premise infrastructure or upfront costs. NICE inContact CXone is flexible and scalable, able to address immediate operational needs and support growth within the business.

Jim Chryssikos, National Solutions Manager at NEC Australia, said, “NICE inContact CXone was selected as it provides the best of both contact center and workforce engagement, with omnichannel routing capability. We’re passionate about delivering the highest quality customer service to small, mid-sized and enterprise markets, and our extensive research showed NICE inContact CXone as being the best possible product for the mid-sized market.”

“We’re excited to partner with NEC Australia given their strength in the market and shared commitment to helping companies of all sizes achieve their business goals,” said Paul Jarman, NICE inContact CEO. “Together we will provide a unified, complete cloud customer experience platform in CXone that powers exceptional customer experiences in today’s modern digital economy.”

About NEC Australia
NEC Australia is a leading technology company, delivering a complete portfolio of ICT solutions and services to large enterprise, small business and government organizations. NEC Australia delivers innovative solutions to help customers gain greater business value from their technology investments. NEC Australia specialises in information and communications technology solutions and services in multi-vendor environments. Solutions and services include: IT applications and solutions development, unified communications, complex communications solutions, network solutions, display solutions, biometrics, research and development services, systems integration and professional, technical and managed services. For more information, visit NEC Australia at www.nec.com.au. NEC is a registered trademark of NEC Corporation. All Rights Reserved. Other product or service marks mentioned herein are the trademarks of their respective owners. ©2019 NEC Corporation.

About NICE inContact
NICE inContact is the cloud contact centre software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.